Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

August 12, 2019

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing to inform you that, as of the date hereof, the Board of Directors (the “Board”) of Grupo Financiero Galicia S.A. (the “Company”) has approved the sale of 10,000 shares of the capital stock of Galicia Valores S.A. held by the Company, representing 1% of such outstanding capital stock of Galicia Valores S.A., to Banco de Galicia y Buenos Aires S.A.U., a subsidiary of the Company.

The purchase price for the transaction described above amounts to Ps. 695,308.54 (Argentine Pesos: Six hundred and ninety-five thousand, three hundred and eight and 54/100). The Board does not believe that the transaction described above will have a significant impact on the Company.

Following the acquisition of the capital stock of Galicia Valores pursuant to the transaction described above, Galicia Valores S.A. will be 100% owned by Banco de Galicia y Buenos Aires S.A.U.

Yours sincerely,

A. Enrique Pedemonte

Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.